Exhibit 99.1

JD.COM ANNOUNCES SECOND QUARTER AND INTERIM 2025 RESULTS

Beijing, China—August 14, 2025—JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter), the “Company” or “JD.com”), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three and six months ended June 30, 2025.

Second Quarter 2025 Highlights

•	Net revenues were RMB356.7 billion (US$[1]49.8 billion) for the second quarter of 2025, an increase of 22.4% from the second quarter of 2024.

•

Net income attributable to the Company’s ordinary shareholders was RMB6.2 billion (US$0.9 billion) for the second quarter of 2025, compared to RMB12.6 billion for the second quarter of 2024. Non-GAAP[2] net income attributable to the Company’s ordinary shareholders was RMB7.4 billion (US$1.0 billion) for the second quarter of 2025, compared to RMB14.5 billion for the second quarter of 2024.

•

Diluted net income per ADS was RMB4.15 (US$0.58) for the second quarter of 2025, compared to RMB8.19 for the second quarter of 2024. Non-GAAP diluted net income per ADS was RMB4.97 (US$0.69) for the second quarter of 2025, compared to RMB9.36 for the second quarter of 2024.

•

JD Retail reported net revenues of RMB310.1 billion (US$43.3 billion) for the second quarter of 2025, an increase of 20.6% from the second quarter of 2024. Income from operations of JD Retail was RMB13.9 billion (US$1.9 billion) for the second quarter of 2025, compared to RMB10.1 billion for the second quarter of 2024. Operating margin of JD Retail was 4.5% for the second quarter of 2025, compared to 3.9% for the second quarter of 2024.

“In the second quarter, we saw robust growth in user traffic, quarterly active customers, and user shopping frequency on JD’s platform, driven by sustained momentum across both our core JD Retail business and New Businesses including JD Food Delivery,” said Sandy Xu, Chief Executive Officer of JD.com. “JD Retail delivered a strong 20.6% year-on-year revenue growth during the quarter, with operating margin reaching 4.5%, a historic high across all promotion quarters. JD Food Delivery also made healthy progress during the quarter in metrics such as order volume growth, merchant base expansion, full-time rider recruitment, and more importantly, synergies with retail and other existing businesses of JD, having successfully achieved our initial strategic goals. Looking ahead, we are confident that our core retail business will remain a solid cornerstone of our operations as we continue to focus on delivering the best user experience, lowering costs, and improving efficiency. At the same time, we will continue to invest in new growth areas in alignment with our long-term strategic roadmap.”

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2025, which was RMB7.1636 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

“Our total revenues recorded 22.4% year-on-year growth in the second quarter, a clear testament to the strength of our supply chain and our commitment to superior user experience,” said Ian Su Shan, Chief Financial Officer of JD.com. “Our core JD Retail business has also continued to realize its potential in operating efficiency improvement, with gross margin rising year-on-year for thirteen consecutive quarters through Q2, while operating margin has maintained a steady upward trajectory. As our core JD Retail business continues to build steady momentum, we will execute our strategies at the appropriate pace to develop our New Businesses initiatives, including JD Food Delivery, ensuring that each step we take strengthens our long-term value creation capabilities.”

Updates of Share Repurchase Program

Pursuant to the Company’s share repurchase program of up to US$5.0 billion adopted in August 2024 and effective through August 2027, the Company repurchased a total of approximately 80.7 million Class A ordinary shares (equivalent to 40.4 million ADSs) for approximately US$1.5 billion during the six months ended June 30, 2025. The remaining amount under the share repurchase program was US$3.5 billion as of the date of this announcement.

The total number of shares repurchased by the Company during the six months ended June 30, 2025 amounted to approximately 2.8% of its ordinary shares outstanding as of December 31, 20243. All of these ordinary shares were repurchased from Nasdaq and the Hong Kong Stock Exchange pursuant to the share repurchase program.

Business Highlights

•	JD Retail:

During the JD 618 Grand Promotion, JD Supermarket introduced a range of products with distinctive JD features, such as branded milk and yogurt in 211 milliliters and Chinese liquor in both 211- and 618-milliliter packages. JD Supermarket has been providing customers with a differentiated shopping experience through six tailor-made product portfolios: tailor-made packaging, IP, gift sets, craftsmanship, functions and raw material. These efforts also help suppliers avoid homogenized competition and price involution, bringing new growth opportunities for the broader industry. This stands as one of the most concrete manifestations of JD’s supply chain strengths.

On April 15, JD.com officially launched its “One Step Ahead – Accelerated Upgrade Program” for 3C electronics products. The program aims to support manufacturers to drive new product sales and enhance user experience. With this program, JD is stepping up efforts in sales of emerging categories such as AI glasses and embodied intelligent robots, catering to consumers’ diverse upgrade demands and helping to drive industry-wide innovation and growth.

[3]	The number of ordinary shares outstanding as of December 31, 2024 was approximately 2,903 million shares.

In the second quarter of 2025, JD MALL launched new stores in multiple cities including Beijing, Shenzhen, Nanjing, Wuhan and Taiyuan. As of the end of June 2025, JD MALL has opened a total of 24 stores. Differentiated from traditional offline stores, JD MALL leverages JD’s supply chain strengths and offers customers an immersive, digitalized and one-stop shopping experience through in-depth integration of online and offline data, services and use cases.

•	JD Logistics:

While JD Logistics (“JDL”) continues to strengthen its leading position in China’s domestic integrated supply chain market, its “Global Smart Supply Chain Network” plan is also ramping up with overseas warehousing capabilities at its core. JDL has been extending its years of warehousing operation experience and integrated supply chain capabilities to overseas markets, delivering high-quality, efficient and comprehensive solutions to a growing number of Chinese brands, overseas local customers, and cross-border e-commerce platforms. In the first half of 2025, JDL opened new overseas warehouses in multiple countries globally, including the United States, the United Kingdom, France, Poland, South Korea, Vietnam, and Saudi Arabia. As of June 30, 2025, JDL has operated over 130 bonded warehouses, direct mail warehouses, and overseas warehouses in total, with a total managed area exceeding 1.3 million square meters. Its overseas warehouses cover 23 countries and regions worldwide. Meanwhile, built upon its overseas warehouses, JDL has been further developing its global supply chain network that integrates overseas warehouse networks, international transit hubs, local transportation and distribution networks in overseas countries, and cross-border line-haul transportation networks. In particular, in June 2025, JDL launched its self-operated express delivery brand “JoyExpress” in Saudi Arabia, officially commencing local delivery operations. With this, JDL has established a comprehensive logistics network in Saudi Arabia, covering everything from warehousing and sorting to last-mile delivery, marking a further enhancement of JDL’s localized operating capabilities for overseas business.

In the first half of 2025, the “Zhilang” system, an efficient intelligent warehousing solution independently developed by JDL, has entered into the stage of large-scale nationwide application. It has been deployed in various types of warehouses across key cities such as Beijing, Guangzhou, Chengdu, and Fuzhou, marking JDL’s acceleration of intelligent advancement. The “Zhilang” system integrates core components such as handling robots, ladder-climbing robots, and stereoscopic racks, along with auxiliary facilities including automated storage and sorting workstations, as well as automated empty container return lines, which enables it to fully utilize the 12-meter clear height of warehouses to achieve high-density storage. The implementation of “Zhilang” has also significantly increased in-warehouse operational efficiency, allowing order sorting to be completed in as fast as seconds, even in warehouses with tens of thousands of SKUs.

•	JD Health:

In the second quarter of 2025, JD Health further strengthened its position as “the First Online Marketplace for New and Specialty Medicine Launches” in China. Innovent Biologics’ self-developed innovative weight-loss drug Xin Er Mei (信爾美®) and Qingfeng Pharmaceutical’s new domestic anti-influenza drug Yi Su Da (伊速達®), among others, became available for sale on JD Health’s online platform.

•	New Businesses:

In the second quarter of 2025, JD Food Delivery continued its healthy growth trajectory. During the JD 618 Grand Promotion, JD Food Delivery’s daily order volume exceeded 25 million, with over 1.5 million high-quality merchants on board. By the end of the second quarter, the number of full-time riders had exceeded 150,000. JD Food Delivery is deeply rooted in the JD ecosystem and is not a stand-alone business. It will continue to focus on the synergistic value with JD’s existing businesses, including in the aspects of users, fulfillment and supply, propelling JD’s improvement in efficiency and driving long-term healthy growth. In addition, in July 2025, JD.com launched 7Fresh Kitchen with a distinctive model to develop signature dishes with partners. 7Fresh Kitchen is committed to innovate and reform the supply chain model in the food delivery industry, driving the industry’s high-quality growth through supply chain innovation.

•	Environment, Social and Governance

As a testament to JD.com’s unwavering commitment to creating more jobs and making contribution to the society, the total personnel under the JD Ecosystem4 was approximately 900,000 as of June 30, 2025, including the Company’s employees, part-time staff and interns, as well as the personnel of the Company’s affiliates in the JD Ecosystem. The total expenditure for such human resources, together with the expenditure for external personnel who work for the JD Ecosystem, amounted to RMB136.0 billion for the twelve months ended June 30, 2025.

[4]

JD Ecosystem is a closely integrated business network providing comprehensive service for customers and comprises the Company and certain affiliates who share the “JD” brand name, currently including Jingdong Technology Holding Co., Ltd. and Allianz Jingdong General Insurance Company Ltd.

Second Quarter 2025 Financial Results

Net Revenues. Net revenues increased by 22.4% to RMB356.7 billion (US$49.8 billion) for the second quarter of 2025 from RMB291.4 billion for the second quarter of 2024. Net product revenues increased by 20.7%, while net service revenues increased by 29.1% for the second quarter of 2025, compared to the second quarter of 2024.

Cost of Revenues. Cost of revenues increased by 22.2% to RMB300.0 billion (US$41.9 billion) for the second quarter of 2025 from RMB245.5 billion for the second quarter of 2024.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 28.6% to RMB22.1 billion (US$3.1 billion) for the second quarter of 2025 from RMB17.2 billion for the second quarter of 2024. Fulfillment expenses as a percentage of net revenues was 6.2% for the second quarter of 2025, compared to 5.9% for the second quarter of 2024, as the Company continues to upgrade fulfillment capabilities and invest in human capital to enhance user experience.

Marketing Expenses. Marketing expenses increased by 127.6% to RMB27.0 billion (US$3.8 billion) for the second quarter of 2025 from RMB11.9 billion for the second quarter of 2024. Marketing expenses as a percentage of net revenues was 7.6% for the second quarter of 2025, compared to 4.1% for the second quarter of 2024, primarily due to the increased spending in promotional efforts for new business initiatives.

Research and Development Expenses. Research and development expenses increased by 25.7% to RMB5.3 billion (US$0.7 billion) for the second quarter of 2025 from RMB4.2 billion for the second quarter of 2024. Research and development expenses as a percentage of net revenues was 1.5% for the second quarter of 2025, compared to 1.4% for the second quarter of 2024.

General and Administrative Expenses. General and administrative expenses increased by 53.2% to RMB3.3 billion (US$0.5 billion) for the second quarter of 2025 from RMB2.1 billion for the second quarter of 2024. General and administrative expenses as a percentage of net revenues was 0.9% for the second quarter of 2025, compared to 0.7% for the second quarter of 2024, primarily due to the increase in share-based compensation expenses.

Income/(Loss) from Operations and Non-GAAP Income from Operations. Loss from operations for the second quarter of 2025 was RMB0.9 billion (US$0.1 billion), compared to an income of RMB10.5 billion for the second quarter of 2024. Operating margin was negative 0.2% for the second quarter of 2025, compared to 3.6% for the second quarter of 2024. Non-GAAP income from operations was RMB0.9 billion (US$0.1 billion) for the second quarter of 2025, compared to RMB11.6 billion for the second quarter of 2024. Non-GAAP operating margin was 0.3% for the second quarter of 2025, compared to 4.0% for the second quarter of 2024. The declines were primarily attributable to increased strategic investment in new business initiatives.

Income from operations of JD Retail was RMB13.9 billion (US$1.9 billion) for the second quarter of 2025, compared to RMB10.1 billion for the second quarter of 2024. Operating margin of JD Retail for the second quarter of 2025 was 4.5%, compared to 3.9% for the second quarter of 2024.

Non-GAAP EBITDA. Non-GAAP EBITDA was RMB3.0 billion (US$0.4 billion) for the second quarter of 2025, compared to RMB13.5 billion for the second quarter of 2024. Non-GAAP EBITDA margin was 0.8% for the second quarter of 2025, compared to 4.6% for the second quarter of 2024.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the Company’s ordinary shareholders was RMB6.2 billion (US$0.9 billion) for the second quarter of 2025, compared to RMB12.6 billion for the second quarter of 2024. Net margin attributable to the Company’s ordinary shareholders was 1.7% for the second quarter of 2025, compared to 4.3% for the second quarter of 2024. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB7.4 billion (US$1.0 billion) for the second quarter of 2025, compared to RMB14.5 billion for the second quarter of 2024. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 2.1% for the second quarter of 2025, compared to 5.0% for the second quarter of 2024.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS was RMB4.15 (US$0.58) for the second quarter of 2025, compared to RMB8.19 for the second quarter of 2024. Non-GAAP diluted net income per ADS was RMB4.97 (US$0.69) for the second quarter of 2025, compared to RMB9.36 for the second quarter of 2024.

Cash Flow and Working Capital

As of June 30, 2025, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB223.4 billion (US$31.2 billion), compared to RMB241.4 billion as of December 31, 2024. For the second quarter of 2025, free cash flow of the Company was as follows:

	For the three months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	50,738	24,409	3,407
Add: Impact from consumer financing receivables included in the operating cash flow	2,138	641	90
Less: Capital expenditures, net of related sales proceeds	(3,321)	(3,032)	(423)
Capital expenditures for development properties	(1,590)	(1,076)	(150)
Other capital expenditures*	(1,731)	(1,956)	(273)

Free cash flow	49,555	22,018	3,074

*	Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash provided by investing activities was RMB8.2 billion (US$1.1 billion) for the second quarter of 2025, consisting primarily of net cash received from maturity of time deposits and wealth management products, partially offset by cash paid for capital expenditures.

Net cash used in financing activities was RMB12.4 billion (US$1.7 billion) for the second quarter of 2025, consisting primarily of cash paid for dividend, repurchase of ordinary shares, and acquisition of additional equity interests in non-wholly owned subsidiaries, partially offset by net cash provided by proceeds from borrowings.

For the twelve months ended June 30, 2025, free cash flow of the Company was as follows:

	For the twelve months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	74,040	24,819	3,465
Less: Impact from consumer financing receivables included in the operating cash flow	(639)	(1,366)	(191)
Less: Capital expenditures, net of related sales proceeds	(17,759)	(13,377)	(1,867)
Capital expenditures for development properties	(10,559)	(6,327)	(883)
Other capital expenditures	(7,200)	(7,050)	(984)

Free cash flow	55,642	10,076	1,407

Supplemental Information

The Company reports three reportable segments, JD Retail, JD Logistics, and New businesses. JD Retail, including JD Health and JD Industrials, among other operating segments, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include JD Food Delivery, JD Property, Jingxi and overseas businesses.

	For the three months ended			For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
Net revenues:
JD Retail	257,072	310,075	43,285	483,907	573,920	80,116
JD Logistics	44,207	51,564	7,198	86,344	98,531	13,754
New Businesses	4,636	13,852	1,934	9,506	19,605	2,737
Inter-segment eliminations*	(14,518)	(18,831)	(2,629)	(28,311)	(34,314)	(4,790)

Total consolidated net revenues	291,397	356,660	49,788	551,446	657,742	91,817

Less: cost of revenues:
JD Retail	(215,520)	(256,527)	(35,810)	(405,582)	(475,922)	(66,436)
JD Logistics	(39,123)	(46,234)	(6,454)	(78,175)	(90,019)	(12,566)
New Businesses	(3,643)	(14,405)	(2,011)	(7,674)	(18,991)	(2,651)
Inter-segment eliminations*	12,837	17,171	2,397	25,729	31,710	4,426
Less: operating expenses:
JD Retail	(31,444)	(39,609)	(5,529)	(58,892)	(71,213)	(9,941)
JD Logistics	(2,901)	(3,372)	(471)	(5,762)	(6,409)	(895)
New Businesses	(1,688)	(14,448)	(2,017)	(3,197)	(16,942)	(2,365)
Inter-segment eliminations*	1,681	1,660	232	2,582	2,604	364
Income/(Loss) from operations:
JD Retail	10,108	13,939	1,946	19,433	26,785	3,739
JD Logistics	2,183	1,958	273	2,407	2,103	293
New Businesses	(695)	(14,777)	(2,063)	(1,365)	(16,104)	(2,248)
Including: gain on sale of development properties	—	224	31	—	224	31

Total segment income from operations	11,596	1,120	156	20,475	12,784	1,784
Unallocated items**	(1,095)	(1,979)	(276)	(2,274)	(3,110)	(434)

Total consolidated income/(loss) from operations	10,501	(859)	(120)	18,201	9,674	1,350
Share of results of equity investees	1,142	2,072	289	412	3,402	475
Interest expense	(688)	(643)	(90)	(1,289)	(1,243)	(173)
Others, net	4,661	6,129	856	7,357	8,208	1,146

Total consolidated income before tax	15,616	6,699	935	24,681	20,041	2,798

	For the three months ended			For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
YoY% change of net revenues:
JD Retail	1.5%	20.6%		3.9%	18.6%
JD Logistics	7.7%	16.6%		11.0%	14.1%
New Businesses	(35.0)%	198.8%		(27.7)%	106.2%
Operating margin:
JD Retail	3.9%	4.5%		4.0%	4.7%
JD Logistics	4.9%	3.8%		2.8%	2.1%
New Businesses	(15.0)%	(106.7)%		(14.4)%	(82.1)%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail and New Businesses, and property leasing services provided by JD Property to JD Logistics.

**	Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, and effects of business cooperation arrangements.

The tables below set forth the revenue information:

	For the three months ended
	June 30, 2024	June 30, 2025	June 30, 2025	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	145,061	178,982	24,985	23.4%
General merchandise revenues	88,847	103,432	14,439	16.4%

Net product revenues	233,908	282,414	39,424	20.7%

Marketplace and marketing revenues	23,425	28,507	3,979	21.7%
Logistics and other service revenues	34,064	45,739	6,385	34.3%

Net service revenues	57,489	74,246	10,364	29.1%

Total net revenues	291,397	356,660	49,788	22.4%

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	268,273	323,277	45,128	20.5%
General merchandise revenues	174,143	201,446	28,121	15.7%

Net product revenues	442,416	524,723	73,249	18.6%

Marketplace and marketing revenues	42,714	50,827	7,095	19.0%
Logistics and other service revenues	66,316	82,192	11,473	23.9%

Net service revenues	109,030	133,019	18,568	22.0%

Total net revenues	551,446	657,742	91,817	19.3%

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on August 14, 2025, (8:00 pm, Beijing/Hong Kong Time on August 14, 2025) to discuss its financial results for the three months and six months ended June 30, 2025.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10048710-8s8fg7.html

CONFERENCE ID: 10048710

A telephone replay will be available for one week until August 21, 2025. The dial-in details are as follows:

US:	+1-855-883-1031
International:	+61-7-3107-6325
Mainland China:	400-120-9216
Hong Kong, China:	800-930-639
Passcode:	10048710

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders, non-GAAP net margin attributable to the Company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and long-lived assets. The Company defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, gain/(loss) from fair value change of long-term investments, impairment of goodwill, long-lived assets and investments, gain on sale of development properties and tax effects on non-GAAP adjustments. The Company defines free cash flow as operating cash flow adjusting the impact from consumer financing receivables included in the operating cash flow and capital expenditures, net of related sales proceeds. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets, land use rights and asset acquisitions. The Company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards as determined under the treasury stock method and convertible senior notes. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP EBITDA reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from consumer financing receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	108,350	116,547	16,269
Restricted cash	7,366	9,610	1,342
Short-term investments	125,645	97,291	13,581
Accounts receivable, net (including consumer financing receivables of RMB2.0 billion and RMB1.9 billion as of December 31, 2024 and June 30, 2025, respectively)(1)	25,596	41,983	5,861
Advance to suppliers	7,619	6,043	844
Inventories, net	89,326	103,537	14,453
Prepayments and other current assets	15,951	15,669	2,187
Amount due from related parties	4,805	1,990	278
Assets held for sale	2,040	1,363	190

Total current assets	386,698	394,033	55,005

Non-current assets
Property, equipment and software, net	82,737	87,160	12,167
Construction in progress	6,164	6,749	942
Intangible assets, net	7,793	7,256	1,013
Land use rights, net	36,833	37,173	5,189
Operating lease right-of-use assets	24,532	27,454	3,832
Goodwill	25,709	25,709	3,589
Investment in equity investees	56,850	48,225	6,732
Marketable securities and other investments	59,370	61,397	8,571
Deferred tax assets	2,459	2,881	402
Other non-current assets	9,089	8,902	1,243

Total non-current assets	311,536	312,906	43,680

Total assets	698,234	706,939	98,685

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	7,581	11,661	1,628
Accounts payable	192,860	211,711	29,554
Advance from customers	32,437	33,517	4,679
Deferred revenues	2,097	2,387	333
Taxes payable	9,487	5,981	835
Amount due to related parties	1,367	939	131
Unsecured senior notes	—	3,571	498
Accrued expenses and other current liabilities	45,985	44,555	6,220
Operating lease liabilities	7,606	8,285	1,157
Liabilities held for sale	101	25	3

Total current liabilities	299,521	322,632	45,038

Non-current liabilities
Deferred revenues	502	429	60
Unsecured senior notes	24,770	21,141	2,951
Deferred tax liabilities	9,498	8,388	1,171
Long-term borrowings	31,705	35,454	4,949
Operating lease liabilities	18,106	20,680	2,887
Other non-current liabilities	835	926	129

Total non-current liabilities	85,416	87,018	12,147

Total liabilities	384,937	409,650	57,185

MEZZANINE EQUITY	484	—	—

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 2,981 million shares issued and 2,836 million shares outstanding as of June 30, 2025)	239,347	227,160	31,710
Non-controlling interests	73,466	70,129	9,790

Total shareholders’ equity	312,813	297,289	41,500

Total liabilities, mezzanine equity and shareholders’ equity	698,234	706,939	98,685

(1)

JD Technology performs credit risk assessment services for consumer financing receivables business and absorbs the credit risk of the underlying consumer financing receivables. Facilitated by JD Technology, the Company periodically securitizes consumer financing receivables through the transfer of those assets to securitization plans and derecognizes the related consumer financing receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	233,908	282,414	39,424	442,416	524,723	73,249
Net service revenues	57,489	74,246	10,364	109,030	133,019	18,568

Total net revenues	291,397	356,660	49,788	551,446	657,742	91,817

Cost of revenues	(245,459)	(300,020)	(41,881)	(465,738)	(553,254)	(77,231)
Fulfillment	(17,221)	(22,145)	(3,091)	(34,027)	(41,882)	(5,846)
Marketing	(11,867)	(27,013)	(3,771)	(21,121)	(37,556)	(5,243)
Research and development	(4,217)	(5,299)	(740)	(8,251)	(9,920)	(1,385)
General and administrative	(2,132)	(3,266)	(456)	(4,108)	(5,680)	(793)
Gain on sale of development properties	—	224	31	—	224	31

Income/(Loss) from operations(2)(3)	10,501	(859)	(120)	18,201	9,674	1,350

Other income/(expenses)
Share of results of equity investees	1,142	2,072	289	412	3,402	475
Interest expense	(688)	(643)	(90)	(1,289)	(1,243)	(173)
Others, net(4)	4,661	6,129	856	7,357	8,208	1,146

Income before tax	15,616	6,699	935	24,681	20,041	2,798
Income tax (expenses)/benefits	(2,022)	10	2	(3,722)	(2,053)	(287)

Net income	13,594	6,709	937	20,959	17,988	2,511

Net income attributable to non-controlling interests shareholders	950	531	75	1,185	920	128

Net income attributable to the Company’s ordinary shareholders	12,644	6,178	862	19,774	17,068	2,383

Net income per share:
Basic	4.20	2.17	0.30	6.44	5.95	0.83
Diluted	4.09	2.07	0.29	6.34	5.68	0.79
Net income per ADS:
Basic	8.39	4.35	0.61	12.88	11.89	1.66
Diluted	8.19	4.15	0.58	12.68	11.37	1.59

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation as follows:
Cost of revenues	(10)	(25)	(3)	(36)	(32)	(4)
Fulfillment	(108)	(75)	(11)	(218)	(146)	(20)
Marketing	(80)	(49)	(7)	(163)	(111)	(16)
Research and development	(164)	(296)	(41)	(339)	(513)	(72)
General and administrative	(304)	(1,212)	(169)	(669)	(1,622)	(226)

Total	(666)	(1,657)	(231)	(1,425)	(2,424)	(338)

(3) Includes amortization of business cooperation arrangements and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(103)	(50)	(7)	(206)	(99)	(14)
Marketing	(226)	(236)	(33)	(445)	(515)	(72)
Research and development	(68)	(36)	(5)	(134)	(72)	(10)
General and administrative	(32)	—	—	(64)	—	—

Total	(429)	(322)	(45)	(849)	(686)	(96)

(4)

“Others, net” consists of interest income; gains/(losses) related to long-term investments without significant influence, including fair value changes, acquisitions or disposals gains/(losses), and impairments; government incentives; foreign exchange gains/(losses); and other non-operating income/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to the Company’s ordinary shareholders	14,460	7,394	1,032	23,359	20,152	2,813
Non-GAAP net income per share:
Basic	4.80	2.60	0.36	7.61	7.02	0.98
Diluted	4.68	2.48	0.35	7.49	6.71	0.94
Non-GAAP net income per ADS:
Basic	9.60	5.20	0.73	15.22	14.04	1.96
Diluted	9.36	4.97	0.69	14.98	13.42	1.87
Weighted average number of shares:
Basic	3,013	2,841		3,070	2,870
Diluted	3,085	2,970		3,114	3,003

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended			For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	50,738	24,409	3,407	39,423	6,147	858
Net cash (used in)/ provided by investing activities	(38,527)	8,218	1,147	(10,113)	24,454	3,414
Net cash used in financing activities	(8,969)	(12,439)	(1,736)	(16,414)	(19,727)	(2,754)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(114)	(88)	(12)	(247)	(433)	(60)

Net increase in cash, cash equivalents and restricted cash	3,128	20,100	2,806	12,649	10,441	1,458
Cash, cash equivalents and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	88,922	106,057	14,805	79,451	115,716	16,153
Less: Cash, cash equivalents and restricted cash classified within assets held for sale at beginning of period	(3)	— *	— *	(53)	— *	— *

Cash, cash equivalents and restricted cash at beginning of period	88,919	106,057	14,805	79,398	115,716	16,153

Cash, cash equivalents and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	92,047	126,157	17,611	92,047	126,157	17,611
Less: Cash, cash equivalents and restricted cash classified within assets held for sale at end of period	(2)	— *	— *	(2)	— *	— *

Cash, cash equivalents and restricted cash at end of period	92,045	126,157	17,611	92,045	126,157	17,611

Net cash provided by operating activities	50,738	24,409	3,407	39,423	6,147	858
Add/(Less): Impact from consumer financing receivables included in the operating cash flow	2,138	641	90	857	(377)	(53)
Less: Capital expenditures, net of related sales proceeds	(3,321)	(3,032)	(423)	(6,201)	(5,355)	(747)
Capital expenditures for development properties	(1,590)	(1,076)	(150)	(2,950)	(1,991)	(278)
Other capital expenditures	(1,731)	(1,956)	(273)	(3,251)	(3,364)	(469)

Free cash flow	49,555	22,018	3,074	34,079	415	58

*	Absolute value is less than RMB1 million or US$1 million.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	74.0	52.8	58.1	51.1	24.8
Free cash flow – TTM	55.6	33.6	43.7	37.6	10.1
Inventory turnover days(5) – TTM	29.8	30.4	31.5	32.8	34.1
Accounts payable turnover days(6) – TTM	57.0	57.5	58.6	57.6	59.0
Accounts receivable turnover days(7) – TTM	5.7	5.8	5.9	6.4	7.4

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing receivables.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Income/(Loss) from operations	10,501	(859)	(120)	18,201	9,674	1,350
Add: Share-based compensation	666	1,657	231	1,425	2,424	338
Add: Amortization of intangible assets resulting from assets and business acquisitions	316	253	35	625	505	71
Add: Effects of business cooperation arrangements	113	69	10	224	181	25
Reversal of: Gain on sale of development properties	—	(224)	(31)	—	(224)	(31)

Non-GAAP income from operations	11,596	896	125	20,475	12,560	1,753

Add: Depreciation and other amortization	1,934	2,103	294	3,842	4,141	578

Non-GAAP EBITDA	13,530	2,999	419	24,317	16,701	2,331

Total net revenues	291,397	356,660	49,788	551,446	657,742	91,817
Non-GAAP operating margin	4.0%	0.3%		3.7%	1.9%

Non-GAAP EBITDA margin	4.6%	0.8%		4.4%	2.5%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company’s ordinary shareholders	12,644	6,178	862	19,774	17,068	2,383
Add: Share-based compensation	549	1,578	220	1,141	2,228	311
Add: Amortization of intangible assets resulting from assets and business acquisitions	151	169	24	294	355	50
Add/(Reversal of): Reconciling items on the share of equity method investments(8)	211	(185)	(26)	581	779	109
Add: Impairment of goodwill, long-lived assets and investments	1,102	178	25	1,660	615	86
(Reversal of)/Add: (Gain)/Loss from fair value change of long-term investments	(104)	(531)	(74)	(112)	343	48
Reversal of: Gain on sale of development properties	—	(168)	(24)	—	(168)	(24)
Reversal of: Gain on disposals/deemed disposals of investments and others	(208)	(30)	(4)	(230)	(1,202)	(168)
Add: Effects of business cooperation arrangements	113	69	10	224	181	25
Add/(Reversal of): Tax effects on non-GAAP adjustments	2	136	19	27	(47)	(7)

Non-GAAP net income attributable to the Company’s ordinary shareholders	14,460	7,394	1,032	23,359	20,152	2,813

Total net revenues	291,397	356,660	49,788	551,446	657,742	91,817
Non-GAAP net margin attributable to the Company’s ordinary shareholders	5.0%	2.1%		4.2%	3.1%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments and share of amortization of intangibles not on their books.

Reconciliation between U.S. GAAP and IFRS Accounting Standards

Deloitte Touche Tohmatsu was engaged by the Company to conduct limited assurance engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” (“HKSAE 3000 (Revised)”) issued by the Hong Kong Institute of Certified Public Accountants on the reconciliation of the condensed consolidated statement of operations for the six months ended June 30, 2025 and the condensed consolidated balance sheet as of June 30, 2025 of the Company and its subsidiaries (collectively referred to as the “Group”) between the accounting policies adopted by the Group of the relevant period in accordance with the U.S. GAAP and the IFRS Accounting Standards (the “IFRSs”) issued by the International Accounting Standards Board (together, the “Reconciliation”).

The limited assurance engagement undertaken in accordance with HKSAE 3000 (Revised) involves performing procedures to obtain sufficient appropriate evidence about whether:

•	the related adjustments and reclassifications give appropriate effect to those criteria; and

•	the Reconciliation reflects the proper application of the adjustments and reclassifications to the differences between the Group’s accounting policies in accordance with the U.S. GAAP and the IFRSs.

The procedures performed by Deloitte Touche Tohmatsu were based on their professional judgment, having regard to their understanding of the management’s process on preparing the Reconciliation, nature, business performance and financial position of the Group. Given the circumstances of the engagement, the procedures performed included:

(i)

Comparing the “Amounts as recorded under U.S. GAAP” for the six months ended June 30, 2025 in the Reconciliation as set out in the Appendix with the Interim 2025 Results prepared in accordance with the U.S. GAAP;

(ii)

Evaluating the assessment made by the board of directors in identifying the differences between the accounting policies in accordance with the U.S. GAAP and the IFRSs, and the evidence supporting the adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as recorded under IFRSs” in the Reconciliation as set out in the Appendix; and

(iii)	Checking the arithmetic accuracy of the computation of the Reconciliation as set out in the Appendix.

The procedures performed by Deloitte Touche Tohmatsu in this limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, Deloitte Touche Tohmatsu does not express a reasonable assurance opinion.

Based on the procedures performed and evidence obtained, Deloitte Touche Tohmatsu has concluded that nothing has come to their attention that causes them to believe that:

(i)

The “Amounts as recorded under U.S. GAAP” for the six months ended June 30, 2025 in the Reconciliation as set out in the Appendix is not in agreement with the Interim 2025 Results prepared in accordance with the U.S. GAAP;

(ii)

The adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as recorded under IFRSs” in the Reconciliation as set out in the Appendix, do not reflect, in all material respects, the different accounting treatments according to the Group’s accounting policies in accordance with the U.S. GAAP and the IFRSs of the relevant period; and

(iii)	The computation of the Reconciliation as set out in the Appendix is not arithmetically accurate.

Appendix

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRSs. The effects of material differences between the condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows:

		For the six months ended June 30, 2024 IFRSs adjustments
	Amounts as recorded under U.S. GAAP	Financial instruments with special features	Investments measured at fair value	Lease accounting	Impairment of long-lived assets	Convertible senior notes	Share-based compensation	Amounts as recorded under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v	Note vi
Cost of revenues	(465,738)	—	—	—	17	—	—	(465,721)
Fulfillment	(34,027)	—	—	495	7	—	—	(33,525)
Marketing	(21,121)	—	—	1	—	—	—	(21,120)
Research and development	(8,251)	—	—	2	—	—	—	(8,249)
General and administrative	(4,108)	—	—	2	—	—	—	(4,106)

Income from operations	18,201	—	—	500	24	—	—	18,725
Share of results of equity investees	412	—	78	—	—	—	—	490
Interest expense	(1,289)	(5)	—	(290)	—	(124)	—	(1,708)
Others, net	7,357	—	(89)	(84)	—	1,141	—	8,325
Fair value changes of preferred shares	—	(48)	—	—	—	—	—	(48)

Income before tax	24,681	(53)	(11)	126	24	1,017	—	25,784
Income tax (expenses)/benefits	(3,722)	—	58	—	—	—	(26)	(3,690)

Net income	20,959	(53)	47	126	24	1,017	(26)	22,094
Net income attributable to non-controlling interests shareholders	1,185	(11)	38	(47)	6	—	(26)	1,145

Net income attributable to the Company’s ordinary shareholders	19,774	(42)	9	173	18	1,017	—	20,949

		For the six months ended June 30, 2025
		IFRSs adjustments
	Amounts as recorded under U.S. GAAP	Financial instruments with special features	Investments measured at fair value	Lease accounting	Impairment of long-lived assets	Convertible senior notes	Share-based compensation	Investment in JD Technology	Amounts as recorded under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v	Note vi	Note vii
Fulfillment	(41,882)	—	—	818	57	—	—	—	(41,007)
Marketing	(37,556)	—	—	2	—	—	—	—	(37,554)
Research and development	(9,920)	—	—	4	—	—	—	—	(9,916)
General and administrative	(5,680)	—	—	5	—	—	—	—	(5,675)
Gain on sale of development properties	224	—	—	(123)	—	—	—	—	101

Income from operations	9,674	—	—	706	57	—	—	—	10,437
Share of results of equity investees	3,402	—	9	—	—	—	—	(279)	3,132
Interest expense	(1,243)	(2)	—	(532)	—	(618)	—	—	(2,395)
Others, net	8,208	—	102	(31)	—	493	—	—	8,772
Fair value changes of preferred shares	—	(4)	—	—	—	—	—	—	(4)

Income before tax	20,041	(6)	111	143	57	(125)	—	(279)	19,942
Income tax (expenses)/benefits	(2,053)	—	(57)	—	—	—	221	—	(1,889)

Net income	17,988	(6)	54	143	57	(125)	221	(279)	18,053
Net income attributable to non-controlling interests shareholders	920	(1)	—	(19)	14	—	54	—	968

Net income attributable to the Company’s ordinary shareholders	17,068	(5)	54	162	43	(125)	167	(279)	17,085

		As of December 31, 2024 IFRSs adjustments
	Amounts as recorded under U.S. GAAP	Financial instruments with special features	Investments measured at fair value	Lease accounting	Impairment of long-lived assets	Convertible senior notes	Share-based compensation	Investment in JD Technology	Amounts as recorded under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v	Note vi	Note vii
Property, equipment and software, net	82,737	—	—	—	(2,172)	—	—	—	80,565
Land use rights, net	36,833	—	—	—	(1,175)	—	—	—	35,658
Operating lease right-of-use assets	24,532	—	—	(1,448)	—	—	—	—	23,084
Investment in equity investees	56,850	—	(29,772)	—	—	—	—	1,340	28,418
Marketable securities and other investments	59,370	—	(2,907)	—	—	—	—	—	56,463
Financial assets at fair value through profit or loss	—	—	33,977	—	—	—	—	—	33,977
Financial assets at fair value through other comprehensive income	—	—	237	—	—	—	—	—	237
Deferred tax assets	2,459	—	185	—	—	—	(595)	—	2,049

Total assets	698,234	—	1,720	(1,448)	(3,347)	—	(595)	1,340	695,904
Other non-current liabilities	835	424	—	—	—	—	—	—	1,259
Financial liability at fair value through profit or loss	—	18,658	—	—	—	4,447	—	—	23,105
Unsecured senior notes	24,770	—	—	—	—	(3,230)	—	—	21,540
Deferred tax liabilities	9,498	—	554	—	—	—	—	—	10,052

Total liabilities	384,937	19,082	554	—	—	1,217	—	—	405,790

Mezzanine Equity	484	(484)	—	—	—	—	—	—	—

Total JD.com, Inc. shareholders’ equity	239,347	(8,395)	1,155	(1,287)	(2,509)	(1,217)	(474)	1,340	227,960
Non-controlling interests	73,466	(10,203)	11	(161)	(838)	—	(121)	—	62,154

Total shareholders’ equity	312,813	(18,598)	1,166	(1,448)	(3,347)	(1,217)	(595)	1,340	290,114

		As of June 30, 2025 IFRSs adjustments
	Amounts as recorded under U.S. GAAP	Financial instruments with special features	Investments measured at fair value	Lease accounting	Impairment of long-lived assets	Convertible senior notes	Share-based compensation	Investment in JD Technology	Amounts as recorded under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v	Note vi	Note vii
Property, equipment and software, net	87,160	—	—	—	(2,135)	—	—	—	85,025
Land use rights, net	37,173	—	—	—	(1,155)	—	—	—	36,018
Operating lease right-of-use assets	27,454	—	—	(1,305)	—	—	—	—	26,149
Investment in equity investees	48,225	—	(28,554)	—	—	—	—	7,973	27,644
Marketable securities and other investments	61,397	—	(1,906)	—	—	—	—	—	59,491
Financial assets at fair value through profit or loss	—	—	31,876	—	—	—	—	—	31,876
Financial assets at fair value through other comprehensive income	—	—	237	—	—	—	—	—	237
Deferred tax assets	2,881	—	155	—	—	—	(383)	—	2,653

Total assets	706,939	—	1,808	(1,305)	(3,290)	—	(383)	7,973	711,742
Accrued expenses and other liabilities	45,481	3,785	—	—	—	—	—	—	49,266
Financial liability at fair value through profit or loss	—	18,627	—	—	—	3,936	—	—	22,563
Unsecured senior notes	24,712	—	—	—	—	(2,604)	—	—	22,108
Deferred tax liabilities	8,388	—	582	—	—	—	—	—	8,970

Total liabilities	409,650	22,412	582	—	—	1,332	—	—	433,976

Total JD.com, Inc. shareholders’ equity	227,160	(11,764)	1,216	(1,125)	(2,466)	(1,332)	(312)	7,973	219,350
Non-controlling interests	70,129	(10,648)	10	(180)	(824)	—	(71)	—	58,416

Total shareholders’ equity	297,289	(22,412)	1,226	(1,305)	(3,290)	(1,332)	(383)	7,973	277,766

Notes

(i)	Financial instruments with special features

Under U.S. GAAP, certain financial instruments issued by subsidiaries of the Group in the form of shares with special features, including preferred shares and redeemable non-controlling interests, are accounted for as mezzanine equity or non-controlling interests depending on whether a redeemable feature exists, and whether the redemption is solely within the Group’s control.

Under IFRSs, since the Group does not have an unconditional right to avoid delivering cash upon the exercise of special features, the relevant financial instruments are classified as financial liabilities. Specifically, the redemption rights over non-controlling interests have been recognized as financial liabilities at present value of the redemption amount, while the preferred shares with certain special rights were entirely designated as financial liabilities at fair value through profit or loss.

(ii)	Investments measured at fair value

Under U.S. GAAP, the Group uses measurement alternative to record the investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and reports changes in the carrying value of the equity investments in profit or loss. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Those investments include convertible redeemable preferred shares, ordinary shares with preferential rights issued by privately held companies and equity investments in unlisted entities, in the form of ordinary shares without significant influence. In addition, the Group accounts for certain investments in private equity funds over which the Group does not have the ability to exercise significant influence under the existing practical expedient, and estimates fair value using net asset value per share (or its equivalent) of the investment. The Group also applies the equity method of accounting to account for certain equity investments in private equity funds.

Under IFRSs, the aforementioned investments are classified as financial assets at fair value through profit or loss and measured at fair value, except for certain equity investments not held for trading but held for long-term strategic purposes, which are designated as financial assets at fair value through other comprehensive income. Fair value changes of these investments are recognized in profit or loss or other comprehensive income, respectively.

(iii)	Lease accounting

Lease classification and measurement

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in profit or loss.

Under IFRSs, the amortization of the right-of-use assets is on a straight-line basis while the interest expense related to the lease liabilities are measured at amortized cost.

Sale-and-leaseback arrangements

Under U.S. GAAP, if the sale-and-leaseback transaction qualifies as a sale, the entire gain on the transaction would be recognized.

Under IFRSs, for sale-and-leaseback transactions that qualify as a sale, the gain would be limited to the amount related to the residual portion of the asset sold. The amount of the gain related to the underlying asset leased back to the lessee would be offset against the lessee’s right-of-use assets.

(iv)	Impairment of long-lived assets

Under U.S. GAAP, the Group takes a two-step approach to calculate an asset or asset group impairment by comparing the asset or asset group’s carrying amount with the sum of future undiscounted cash flows as a test of recoverability, and record the amount by which the carrying value exceeds the fair value as impairment loss when the carrying amount is not recoverable.

Under IFRSs, the Group takes a one-step approach to calculate an asset or cash generating unit impairment by recording the amount by which the carrying value exceeds the recoverable amount as an impairment loss when impairment indicators exist.

(v)	Convertible senior notes

Under U.S. GAAP, Convertible Senior Notes are accounted for as debt in their entirety and are measured at amortized cost, with debt issuance cost amortized and recognized as interest expenses using the effective interest method.

Under IFRSs, the Convertible Senior Notes are hybrid instruments, each of which consists of a host debt contract and embedded derivatives. The conversion feature is not accounted for as equity as it will not be settled by delivering a fixed number of the Group’s own equity instruments and receiving a fixed amount of cash or another financial asset and is recognized as a separate derivative liability measured at fair value through profit or loss as it meets the separation conditions under IFRS 9. The embedded repurchase and redemption options of Convertible Senior Notes are closely related to the host debt contracts and therefore not accounted for as derivatives separately. The host debt contract is initially measured as the difference between the fair value of the entire hybrid instruments and the fair value of the conversion feature. Subsequent to the initial recognition, the host debt contracts are accounted for at amortized cost with interest expenses recognized using the effective interest method, and the changes in fair value of the conversion feature are recognized in profit or loss.

(vi)	Share-based compensation

Under U.S. GAAP, for awards that ordinarily give rise to a tax deduction under existing tax law, deferred taxes are computed on the basis of the compensation expense that is recognized for financial reporting purposes. In addition, tax benefits in excess of or less than the related deferred tax assets are recognized in profit or loss in the period in which the amount of the deduction is determined (typically when an award vests or, in the case of options, is exercised or expires).

Under IFRSs, for awards that will give rise to a tax deduction under the applicable tax law, deferred taxes are computed on the basis of the hypothetical tax deduction for the share-based payment that corresponds to the percentage earned to date (i.e., the intrinsic value of the award on the reporting date multiplied by the percentage vested). In addition, tax benefits less than or equal to the related deferred tax assets are recognized in profit or loss, otherwise are recognized in equity.

(vii)	Investment in JD Technology

Under U.S. GAAP, for the modification of redemption terms and sequent redemptions/new shares issuance carried out by JD Technology, the Group’s indirectly acquired equity interests was accomplished through a transaction under common control. Accordingly, the Group recognizes its investment in JD Technology based on its proportionate share of JD Technology’s net assets and records the difference between the proceeds transferred and the carrying amounts of its investment in JD Technology in additional paid-in capital.

Under IFRSs, the indirect acquisition of equity interests in JD Technology is accounted for in the same way as a purchase of additional interests in the investee. The carrying value of the Group’s investment in JD Technology does not change before and after the transaction.

In addition, under U.S. GAAP, JD Technology has remeasured the fair value of relevant shareholders’ investments due to the modification of redemption terms and recognized the changes of fair value in profit and loss, which has further affected the Group’s results of equity investees using equity-method. Under IFRSs, JD Technology has recognized the loss on derecognition of the redeemable liabilities for early redemption, and the interests accrued till liabilities redeemed. It also further affected the Group’s results of equity investees using equity method.